PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon
		President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330-682-1010
Fax:		330-684-2154

For Immediate Release: July 23, 2008


National Bancshares Corporation Announces Second Quarter Earnings

Second Quarter Highlights:
* Net income for the quarter ended June 30, 2008 was $568,000, an increase of 80.9% compared to $314,000 for the same period in 2007. Basic and diluted earnings per share were $0.26 for the second quarter of 2008, compared to $0.14 for the second quarter of 2007.

* Net interest income for the quarter ended June 30, 2008 was $2,763,000, an increase of 0.2% compared to $2,758,000 for the same period in 2007 and an amount greater than each of the previous six quarters.

* Noninterest income increased 41.7% to $601,000 for the quarter ended June 30, 2008, from $424,000 for the three months ended June 30, 2007.

* Noninterest expense decreased 10.5% for the quarter ended June 30, 2008 to $2,525,000, from $2,821,000 for the same period in 2007.

First Half of 2008 Highlights:
* Net income increased 76.2% for the first six months of 2008 to $1,059,000 or $0.48 per basic and diluted earnings per share from $601,000 or $0.27 per basic and diluted earnings per share for the six months ended June 30, 2007.

* Net interest income for the first half of 2008 increased 2.0% or $107,000 to $5,507,000 from $5,400,000 in the first half of 2007.

* Noninterest income increased 42.9% to $1,193,000 for the six months ended June 30, 2008, from $835,000 for the six months ended June 30, 2007.

* Noninterest expense decreased 8.7% for the six months ended June 30, 2008 to $5,014,000, from $5,493,000 for the six months ended June 30, 2008.




Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $568,000 for the quarter ended June 30, 2008 an increase of 80.9% from the same period in 2007. The earnings for the second quarter of 2008 compares to $314,000 for the same period in 2007 and $491,000 for the first quarter of 2008. Earnings per share for the second quarter of 2008 and 2007 were $0.26 and $0.14, respectively.

Net interest income for the second quarter of 2008 was $2,763,000, an increase of 0.2% from $2,758,000 for the same period in 2007. Net interest income was impacted by both a decrease in the yield on earning assets and a decrease in the cost of funds. Noninterest income for the second quarter of 2008 increased 41.7%, from $424,000 in 2007 to $601,000 in 2008. Noninterest income was influenced by the enhancement of the deposit and service charge fee structure effective July 1, 2007 and $50,000 in mortgage banking income in the second quarter of 2008. The increase in mortgage banking income was a result of expanding mortgage lending operations in the fourth quarter of 2007. Noninterest expense for the quarter ended June 30, 2008 was $2,525,000, a decrease of 10.5% from $2,821,000 in 2007. The decrease in noninterest expense was due primarily to a reduction in salaries and employee benefits, maintenance and repairs, and data processing expenses.

Total assets increased 3.6% to $317.8 million as of June 30, 2008, from $306.7 million at December 31, 2007. Securities available for sale totaled $93.5 million as of June 30, 2008, compared to $84.5 million at December 31, 2007. Loans, net of allowance for loan losses decreased
$0.5 million to $191.0 million as of June 30, 2008, compared to $191.5 million at December 31, 2007. Deposits increased 2.7% to $249.2 million as of June 30, 2008, compared to $242.5 million at December 31, 2007.

The allowance for loan losses decreased from $2,028,000 as of December 31, 2007 to $1,560,000 at June 30, 2008, or from 1.05% of total loans at yearend 2007 to ..81% at June 30, 2008. The decrease in the allowance for loan losses was primarily related to a $676,000 partial charge-off in March of a $1.7 million Summit County commercial real estate loan. The provision for loan losses for the quarter ended June 30, 2008 was $71,000, compared to no provision in the second quarter of 2007. Management believes the allowance for loan losses is adequate as of June 30, 2008.

The $1.7 million Summit County commercial real estate loan, mentioned above, was included in the Bank`s impaired loan and nonaccrual loan totals as of December 31, 2007. A significant portion of the partial charge-off had been included as a specific allocation in the December 31, 2007 allowance for loan losses. Nonaccrual loans decreased from $2,645,000 as of December 31, 2007 to $2,024,000 at June 30, 2008.

National Bancshares Corporation currently owns $467,000 of FHLMC preferred stock. The market value of these securities at June 30, 2008 was $383,000 or $84,000 less than National Bancshares Corporation`s book value. At
June 30, 2008, management determined that the impairment in these securities was substantially due to interest rate changes and was temporary. Since that time, there has been significant public speculation, both positive and negative, about FHLMC`s solvency and the adequacy of their current level of capital. As a result, the market value for this preferred stock has fluctuated widely. As of the date of this release, the Company continues to seek additional information about the financial condition of FHLMC.
If we determine that this preferred stock is other than temporarily impaired at June 30, 2008, we will record up to $84,000 in other than temporary impairment write-downs as of June 30, 2008. This could reduce net income for the quarter ended June 30, 2008 by as much as $55,000. Regardless of the outcome of this issue, there would be no change to total shareholders` equity in the statement of financial condition as these securities are included in securities available for sale at market value. The impairment in these securities has already been recorded as an unrealized loss included in the accumulated other comprehensive income
(loss). The Company anticipates finalizing research on this issue and determining whether additional other than temporary impairment exists prior to filing our June 30, 2008 quarterly report on Form 10-Q.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with thirteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward~looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward~looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward~looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2007. The Company assumes no obligation to update any forward~looking statement.